May 12, 2009
Mr. John Reynolds
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549-7010

RE:	National Beverage Corp. Form 10-K Filed July 17, 2008 File No. 001-14170 Schedule 14A Filed August 29, 2008 Supplementary Comment Letter Dated May 7, 2009
Dear Mr. Reynolds:
Confirming our May 8, 2009 conversation with Mr. Jay Williamson, National Beverage Corp. intends to file its written response no later than Friday, May 29, 2009.
If you have any questions, please feel free to call me at (954) 581-0922.
Sincerely,
/s/ George R. Bracken
George R. Bracken
Senior Vice President — Finance